

July 14, 2023

Alexandra Solomovskaya
President
Orion Bliss Corp.
Ashdod
Kalonite 9-57
Israel 7724233

       Re: Orion Bliss Corp.
          Form 10-K for the fiscal year ended April 30, 2023
          Filed June 26, 2023
          File No. 333-257326

Dear Alexandra Solomovskaya:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2023

Item 4. Controls and Procedures, page 5

1.   Please provide management's annual report on internal control over financial reporting in an amended Form 10-K, as required by Item 308(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that the audit report from BF Borgers is dated June 26, 2022 for the financial statements as of April 30, 2023 and 2022 and the years then ended. Please amend your Form 10-K to include an audit report with a correct date.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services